11018776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIUNE CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11006 RUSHMORE DRIVE SUITE 150
(No. and Street)

CHARLOTTE (City) NC (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT G. FONTANA 704-714-2218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARRIS, COOKE & ASSOCIATES, P.A.
(Name – *if individual, state last, first, middle name*)

118 S. COLONIAL AVE., SUITE 200 (Address) CHARLOTTE, (City) NC (State) 28207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT G. FONTANA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIUNE CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONTENTS

	Page
Independent Auditors' Report	1-2
Financial Statements:	
Consolidated Statement of Financial Condition	3
Consolidated Statement of Operations	4
Consolidated Statement of Changes in Equity	5
Consolidated Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7-10
Supplemental Report on Internal Control	11-12
Supplemental Schedules:	
Computation of Net Capital Under SEC Rule 15c3-1	13-14
Computation for Determination of Reserve Requirements for Broker-Dealers Under SEC Rule 15c3-3	15
Information for Possession or Control Requirements Under SEC Rule 15c3-3	16

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

INDEPENDENT AUDITORS' REPORT

To the Members
Triune Capital Advisors, LLC and Subsidiary
Charlotte, North Carolina

We have audited the accompanying consolidated statement of financial condition of Triune Capital Advisors, LLC and subsidiary (the "Company") as of December 31, 2010 and the related consolidated statements of operations, changes in equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triune Capital Advisors, LLC and subsidiary as of December 31, 2010 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules on pages 13 to 16 is presented for the purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Faris, Cooke + Associates

February 9, 2011

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
CURRENT ASSETS:	
Cash (Note A)	$ 160,563
Cash held by clearing agent (Note A)	140,026
Commissions and correspondent fees receivable with no allowance for doubtful accounts (Note A)	108,358
Related party receivable (Note D)	4,769
Prepaid expenses	41,169
TOTAL CURRENT ASSETS	454,885
PROPERTY AND EQUIPMENT, NET (Notes A and B)	8,057
OTHER ASSETS	13,000
TOTAL ASSETS	$ 475,942
LIABILITIES AND EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 16,138
Preferred dividends payable	12,500
Accrued expenses	124,965
TOTAL CURRENT LIABILITIES	153,603
COMMITMENTS AND CONTINGENCIES (Notes A, C, F and G)	
EQUITY	
Preferred equity	450,000
Members' equity	(127,661)
TOTAL EQUITY	322,339
TOTAL LIABILITIES AND EQUITY	$ 475,942

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

INCOME (Note A)	
Commissions	$ 2,247,356
Other income	422,645
TOTAL INCOME	2,670,001
EXPENSES (Notes A, C and G)	
Employee compensation and benefits	1,771,115
Trading expenses	222,904
Communications	20,200
Occupancy and equipment rental	151,641
Marketing expense	83,201
Travel and entertainment	12,089
Professional fees	79,538
Insurance expense	36,614
Registration fees	30,809
Depreciation	20,916
Supplies expense	4,798
Other operating expenses	82,318
TOTAL EXPENSES	2,516,143
NET INCOME (LOSS)	$ 153,858

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	PREFERRED EQUITY	MEMBERS' EQUITY (DEFICIT)	TOTAL EQUITY
Balance at December 31, 2009	$ 500,000	$ (281,519)	$ 218,481
Preferred dividends	(50,000)	-	(50,000)
Net income (loss)	-	153,858	153,858
Balance at December 31, 2010	$ 450,000	$ (127,661)	$ 322,339

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$	153,858
Adjustments to reconcile net income to net		
cash used in operating activities:		20,916
Depreciation and amortization		
Net changes in operating assets and liabilities:		
Cash held by clearing agent		(75,000)
Commissions and correspondent fees receivable		(31,321)
Related party receivables		1,928
Prepaid expenses		2,061
Other assets		(3)
Accounts payable		15,770
Accrued expenses		(40,067)
NET CASH PROVIDED BY OPERATING ACTIVITIES		48,142
CASH FLOW FROM FINANCING ACTIVITIES:		
Preferred dividends		(50,000)
NET CASH USED IN FINANCING ACTIVITIES		(50,000)
NET DECREASE IN CASH		(1,858)
CASH, BEGINNING		162,421
CASH, ENDING	$	160,563

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Triune Capital Advisors, LLC ("Triune") and Subsidiary (the "Company") is a North Carolina limited liability company that provides financial advice and investment products to the Charlotte, North Carolina metropolitan area.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the operations of Triune and its wholly-owned subsidiary, Triune Insurance Services, LLC ("TIS"). TIS provides insurance services to the Charlotte, North Carolina market. All significant intercompany transactions have been eliminated during consolidation.

BASIS OF ACCOUNTING

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and conforms to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

CASH

The Company places its cash on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250,000 for substantially all depository accounts and temporarily provided unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage is scheduled to expire on December 31, 2013, at which time it is anticipated amounts insured by the FDIC will return to $100,000. During the year, the Company from time to time may have had amounts on deposit in excess of the insured limits. As of year end, the Company did not exceed these insured amounts.

COMMISSIONS AND CORRESPONDENT FEES RECEIVABLE

Commissions and correspondent fees receivable primarily represent amounts due from clearing organizations. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of seven years.

INCOME TAXES

The Company has elected to be treated as a partnership as defined in the Internal Revenue Code. In lieu of the Company paying corporate income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income or deduct their share of the Company's loss. Therefore, no provisions or liability for income taxes have been included in these financial statements.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

The Company expenses marketing costs as they are incurred. Marketing expense was $83,201 for the year ended December 31, 2010.

COMMISSIONS

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

COMPENSATED ABSENCES

Employees are entitled to paid vacation, depending on length of service. It is impracticable to estimate the amount of compensation for absences and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

FAIR VALUE OF INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their values based on their short-term nature.

B. PROPERTY AND EQUIPMENT

At December 31, 2010 property and equipment consists of the following:

Property and equipment	$ 75,202
Less accumulated depreciation	(67,145)
Property and equipment, net	$ 8,057

C. OPERATING LEASES

The Company leases office space and certain equipment under operating leases expiring at various dates through 2016. Total rental expense for operating and other incidental leases amounted to approximately $152,000 for the year ended December 31, 2010. Future minimum rental payments due under these leases at December 31, 2010 are approximately as follows:

2011	$ 109,000
2012	121,000
2013	123,000
2014	120,000
2015 and thereafter	136,000
	$ 609,000

D. RELATED PARTY

As of December 31, 2010, the Company had a receivable from CHARIS Radio Network of $4,769.

E. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. At December 31, 2010 the Company had net capital, as defined of $252,260 which is $202,260 in excess of its required net capital of $50,000. The Company's aggregate indebtedness was $153,603 and its net capital ratio was .61 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

F. OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, all securities transactions are handled through clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company is obligated for any losses the clearing brokers may sustain from carrying securities transactions originated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor the collateral available on customers' accounts.

G. RETIREMENT PLAN

On January 2, 2006 the Company started the Triune Capital Advisors, LLC Retirement Plan ("the Plan"). The Plan is a defined contribution profit sharing plan covering substantially all of the Company's employees. The Company contributions to the Plan are determined at the discretion of the Board of Directors. Expenses for the plan were $1,509 for 2010.

H. SUBSEQUENT EVENTS

Management has evaluated subsequent events thru February 9, 2011, the date which the financial statements were available to be issued.

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Members
Triune Capital Advisors, LLC and Subsidiary
Charlotte, North Carolina

In planning and performing our audit of the consolidated financial statements of Triune Capital Advisors, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of the report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 9, 2011

Farris, Cooke & Associates

SUPPLEMENTAL SCHEDULES

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2010

TOTAL EQUITY AS REPORTED	
ON A NON-CONSOLIDATED BASIS	$ 319,417
DEDUCTIONS:	
Nonallowable assets:	
Other assets	(13,000)
Unsecured receivables	(4,769)
Unsecured customer debts	(162)
Prepaid expenses	(41,169)
Property and equipment, net	(8,057)
TOTAL DEDUCTIONS	(67,157)
NET CAPITAL	$ 252,260
AGGREGATE INDEBTEDNESS:	
Accounts payable and other accrued liabilities	$ 153,603
TOTAL AGGREGATE INDEBTEDNESS	$ 153,603
MINIMUM NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 202,260
EXCESS NET CAPITAL AT 1500%	$ 242,020
EXCESS NET CAPITAL AT 1000%	$ 236,900

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2010

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2010):

NET CAPITAL AS REPORTED IN PART II OF FOCUS REPORT	$	252,260
AUDIT ADJUSTMENTS, NET		-
NET CAPITAL	$	252,260

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER SEC RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2010

Triune Capital Advisors, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2010 and this requirement for information is therefore not applicable.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2010

Triune Capital Advisors, LLC did not carry any balances for customers as of December 31, 2010 and is therefore exempt from this computation requirement.

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Triune Capital Advisors, LLC and Subsidiary
11006 Rushmore Drive, Suite 150
Charlotte, NC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Triune Capital Advisors, LLC and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating Triune Capital Advisors, LLC and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Triune Capital Advisors, LLC and Subsidiary's management is responsible for the Triune Capital Advisor's LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including examining copies of checks and subsequent clearing on the bank statements entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected inform SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenue and assessment calculations supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farris, Cosby + Associates

February 9, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066440 FINRA DEC
TRIUNE CAPITAL ADVISORS LLC 15*15
~~201 S COLLEGE ST STE 100~~
~~CHARLOTTE NC 28244-0010~~
11006 Rushmore Drive, Suite 150
Charlotte, NC 28277

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,356.95

B. Less payment made with SIPC-6 filed (exclude interest) (1,645.84)

7/23/10 and 8/24/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,711.11

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,711.11

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,711.11

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Triune Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

Robert [signature]
(Authorized Signature)

CFO
(Title)

Dated the 21st day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan, 2010 and ending Dec, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,667,898
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	879,514
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	41,226
(4) Reimbursements for postage in connection with proxy solicitation.	4,378
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	925,118
2d. SIPC Net Operating Revenues	$ 1,742,780
2e. General Assessment @ .0025	$ 4,356.95

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TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2010